Exhibit 8.1 Endava plc List of Significant Subsidiaries

Subsidiary	Jurisdiction
Endava (UK) Limited	England and Wales
Endava Romania SRL	Romania
Endava d.o.o Beograd	Serbia
Endava Delaware Holdings Inc.	Delaware, USA
Endava Inc.	Delaware, USA